

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 5, 2009

<u>Via: US Mail and Fax</u>

Mr. Eduard Musheyev, President
Caseycorp Enterprises, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re: Caseycorp Enterprises, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on October 1, 2009**
> **File No. 333-147979**

Dear Mr. Musheyev:

We issued comments to you on the above captioned filing on October 5, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 20, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 20, 2009, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Gopal R. Dharia, Staff Accountant, at (202) 551-3353 or, Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director